AMERUS GROUP CO.
EXHIBIT 12 - STATEMENT RE: COMPUTATION OF RATIOS
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE SECURITY DIVIDENDS

	Nine Months Ended September 30,		Years Ended December 31,
	2003	2002	2002	2001

	($ in thousands)
Earnings
Pre-tax income from continuing operations	$179,885	$81,645	$92,630	$120,665
Less: Minority interest	—	—	—	—
Less: Income (loss) from equity investees	7,679	(7,202)	(3,993)	5,072
Add: Distributed income from equity investees	2,202	1,869	2,591	7,730

	174,407	90,716	99,214	123,323

Fixed charges	354,861	431,797	549,611	477,161
Less: Preference security dividend requirements not included in net income	—	—	—	—

Net fixed charges	354,861	431,797	549,611	477,161

Total Earnings	$529,269	$522,513	$648,825	$600,484

Fixed Charges
Interest credited on annuity and universal life contracts	$331,473	$411,724	$521,540	$447,069
Interest expense on debt	19,039	15,116	20,758	14,415
Amortization of debt issuance costs	602	797	985	3,155
Estimate of interest within rental expense	548	498	1,599	926
Preference security dividend requirements	3,199	3,662	4,729	11,596

Total Combined Fixed Charges and Preference Security Dividends	$354,861	$431,797	$549,611	$477,161

Ratio of Earnings to Combined Fixed Charges and Preference Security Dividends	1.49	1.21	1.18	1.26

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Years Ended December 31,
	2000	1999	1998

	($ in thousands)
Earnings
Pre-tax income from continuing operations	$116,033	$100,197	$92,465
Less: Minority interest	21,677	28,107	26,919
Less: Income (loss) from equity investees	3,481	(603)	(3,791)
Add: Distributed income from equity investees	4,449	1,804	747

	95,324	74,497	70,084

Fixed charges	344,363	356,617	353,030
Less: Preference security dividend requirements not included in net income	—	—	4,697

Net fixed charges	344,363	356,617	348,333

Total Earnings	$439,687	$431,114	$418,417

Fixed Charges
Interest credited on annuity and universal life contracts	$312,008	$325,941	$317,783
Interest expense on debt	14,610	12,229	16,552
Amortization of debt issuance costs	1,833	1,538	1,724
Estimate of interest within rental expense	799	155	257
Preference security dividend requirements	15,113	16,754	16,714

Total Combined Fixed Charges and Preference Security Dividends	$344,363	$356,617	$353,030

Ratio of Earnings to Combined Fixed Charges and Preference Security Dividends	1.28	1.21	1.19

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